Stockholder Meeting Results:

The Fund held its annual meeting of stockholders on October 26, 2011. Stockholders voted as indicated below:

								 Withheld
				Affirmative     Against          Authority

Re-election of Kesop Yun
Class II to serve until 2014 	3,944,828* 	3,974,735 	 6,199

* Kesop Yun did not receive the required affirmative votes of a majority of the shares present at the annual meeting and, as a result, no Class II Director was elected at the meeting. Under Maryland law, Kesop Yun will continue to serve as a holdover Director until the 2012 annual meeting. He will be eligible to be nominated for re-election for a two-year period at that meeting.

Messrs. Ronaldo A. da Frota Nogueira, Julian Reid, Christopher Russell and Richard A. Silver continue to serve as Directors of the Fund.